

September 30, 2010

Thomas F. Darden
President and Chief Executive Officer
Quicksilver Gas Services LP
801 Cherry Street, Suite 3400, Unit 20
Fort Worth, Texas 76102

      Re: **Quicksilver Gas Services LP**
                Form 10-K for Fiscal Year Ended December 31, 2009
                Filed March 15, 2010
                File No. 001-33631

Dear Mr. Darden:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please revise the cover page to set forth the title of your class of securities and the name of the exchange on which they are registered.

Legal Proceedings, page 18

2. Please provide the disclosure required by Item 103 of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operation, page 22</u>

3. Please expand this section to elaborate on known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your net sales or income from continuing operations or result in your liquidity decreasing or increasing in any material way. In doing so, please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

   - economic or industry-wide factors relevant to your partnership, and
   - material opportunities, challenges and risks in the short and long term and the actions you are taking to address them.

   We also note your current year highlights disclosure on page 22; however, you do not provide any detailed discussion regarding the effects on your operations or financial condition. Please revise. Please see Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

<u>Compensation Discussion and Analysis, page 57</u>

4. We note your disclosure that your executive officers are also executive officers of Quicksilver and are compensated by Quicksilver in their capacities as such. Please disclose how much time each of your named executive officers devoted to your business during the 2009 fiscal year. We may have further comments after we review your response.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director